NEWS

Sequans Communications Announces
First Quarter 2022 Financial Results

PARIS - May 3, 2022 - Sequans Communications S.A. (NYSE: SQNS), a leading developer and provider of 5G/4G solutions for IoT devices, today announced financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Summary Results Table:

(in US$ millions, except share and per share data)	Q1 2022	Q4 2021	Q1 2021
Revenue	$13.9	$13.8	$12.3
Gross profit	9.5	7.9	6.2
Gross margin (%)	68.1%	57.1%	50.1%
Operating loss	(2.0)	(4.0)	(5.8)
Net Profit (Loss)	2.0	(7.7)	(11.4)
Diluted earnings (loss) per ADS	$0.04	($0.21)	($0.33)
Non-IFRS diluted earnings per ADS *	($0.04)	($0.09)	($0.15)
Weighted average number of diluted ADS	46,013,404	37,497,367	34,664,779
* See Use of Non-IFRS/non-GAAP Financial Measures disclosure on page 3. IFRS Net Profit (Loss) includes significant non-cash interest expense and change in value of embedded derivative that are excluded from Non-IFRS measures

“Sequans is off to a strong start in 2022. First quarter revenue grew by more than 12% year-over-year and, when adjusted to exclude the $1.1 million of the Verizon Jetpack contribution from the first quarter 2021, revenue grew by 23.7% year-over-year,” said Georges Karam, CEO of Sequans. “The main revenue growth driver in the quarter was our LTE-M/NB business with our Monarch products family, which grew more than 24% sequentially and 125% year-over-year, driven by design wins moving into mass production. Also, the Broadband category grew 35% year-over-year, attributable to increased services and licensing revenue from our existing 5G agreements with our strategic partner and Renesas. This increase in service and licensing revenue significantly boosted our gross margin in the first quarter to 68.1%, up from 50.1% in the same quarter last year and 57.1% in the prior quarter. The increased margin contribution narrowed our operating loss and reduced our non-IFRS net loss to $1.8 million from a non-IFRS net loss of $5.1 million in the first quarter of 2021.

“We successfully executed an MOU with a new strategic partner that, once concluded, is expected to fully fund the balance of our 5G investment in the Taurus platform,” continued Mr. Karam. “The definitive agreement is currently being finalized with the goal of closing by June 30th. In parallel with this new strategic partnership, our strong position in 5G has led to other additional non-exclusive, high-potential strategic discussions. These are opportunities that would further expand our addressable market by increasing penetration in existing markets or providing access to new markets that we do not currently serve. We expect to have further clarity on these initiatives over the course of the year."

Mr. Karam concluded, “We are closely monitoring potential business hurdles for the remainder of 2022, including the recent lockdowns in China, the upsurge in the Russia-Ukraine war, and our wafer supply from TSMC. Regarding the lockdown in China, we have managed to limit the impact on our shipment in Q1 and we continue to monitor this closely. In terms of our small R&D team located in Ukraine, they continue to work and successfully meet their deliverables. The impact of the Ukrainian crisis on our execution was minimal. Lastly, with the help of TSMC, we expect to have sufficient wafers supply to meet our customers’ demand for 2022. Sequans has a close working relationship with the team at TSMC, who support our goals and our cellular IoT strategy.”

Q2 2022 Outlook

The following statement is based on management’s current assumptions and expectations and assumes no increase in the severity or duration of the COVID-19 pandemic. This statement is forward-looking and actual results may differ materially.

Management is targeting sequential growth in the second quarter but continues to monitor potential impacts on revenue of China’s pandemic lockdowns and of supply chain disruptions on the timing of product shipments and project advancement. Gross margin is expected to be above 55% in the quarter, driven by a strong component of service and licensing revenue.

Sequans reports first quarter 2022 financial results

Management plans to update the outlook once the strategic 5G agreement is closed.

First Quarter 2022 Highlights:

Revenue: Revenue was $13.9 million, an increase of 0.6% compared to the fourth quarter of 2021 and an increase of 12.7% compared to the first quarter of 2021.

Gross margin: Gross margin was 68.1% compared to 57.1% in the fourth quarter of 2021 and compared to 50.1% in the first quarter of 2021.

Operating loss: Operating loss was $2.0 million compared to $4.0 million in the fourth quarter of 2021 and $5.8 million in the first quarter of 2021.

Net profit / loss: Net profit was $2.0 million, or $0.04 per diluted ADS, compared to net loss of $7.7 million, or ($0.21) per ADS, in the fourth quarter of 2021 and a net loss of $11.4 million, or ($0.33) per ADS, in the first quarter of 2021. Net profit in the first quarter of 2022 includes a $6.4 million gain on the change in fair value of the convertible debt derivative whereas in the fourth quarter of 2021 there was a loss of $1.2 million.

Net loss and diluted loss per ADS: Excluding the non-cash stock-based compensation, the non-cash impact of the fair-value and effective interest adjustments related to the convertible debt with embedded derivatives and other financings, non-IFRS net loss was $1.8 million, or ($0.04) per ADS, compared to $3.5 million, or ($0.09) per ADS in the fourth quarter of 2021, and $5.1 million, or ($0.15) per ADS, in the first quarter of 2021. The non-IFRS net loss includes foreign exchange gains of $370,000, or $0.01 per ADS, in the first quarter of 2022, $135,000, or less than $0.01 per ADS, in the fourth quarter of 2021 and $1.4 million, or $0.04 per ADS, in the first quarter of 2021.

Cash: Cash and cash equivalents and short-term deposits at March 31, 2022 totaled $26.3 million compared to $4.8 million at December 31, 2021.

Conference Call and Webcast
Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2022 today, May 3, 2022 at 8:00 a.m. ET /14:00 CET. o participate in the live call, analysts and investors should dial 877-407-0792 or +1 201-689-8263 if outside the U.S. When prompted, provide the event title or access code: 13728393. A live and archived webcast of the call will be available from the Investors section of the Sequans website at https://www.sequans.com/company/investor-relations/webcasts-and-presentations/. An audio replay of the conference call will be available until May 24, 2022, by dialing toll free 844-512-2921 or 412-317-6671 from outside the U.S., using the following access code: 13728393.

Forward Looking Statements
This press release contains projections and other forward-looking statements regarding future events, including strategic agreements, or our future financial performance and potential financing sources. All statements other than present and historical facts and conditions contained in this release, including any statements regarding future results of operations and financial positions, business strategy and plans, including financing alternatives for our 5G business and ability to enter into a new 5G strategic agreement, expectations for Massive IoT sales, the impact of the Covid-19 on our supply chain and on customer demand, our expectation for sufficient capacity to meet customer demand in 2022, the impact of component shortages and manufacturing capacity, our ability to convert our pipeline to revenue and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We undertake no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not rely on or place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. In addition to the risk factors contained in our Form 20-F for the fiscal year ended December 31, 2021, some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) the impact of Covid-19 on the ability to

Sequans reports first quarter 2022 financial results

operate our business and research, production of our products or demand for our products by customers whose supply chain is impacted or whose operations have been impacted by government shelter-in-place or similar orders, (xiii) our ability to raise debt and equity financing, and (xv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission.

Use of Non-IFRS/non-GAAP Financial Measures
To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude the non-cash stock-based compensation and the non-cash impacts of convertible debt amendments, conversions and repayments, effective interest adjustments related to the convertible debt with embedded derivatives and other financings; and deferred tax benefit or expense related to the convertible debt and other financings. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications
Sequans Communications S.A. (NYSE: SQNS) is a leading developer and provider of 5G and 4G chips and modules for IoT devices. For 5G/4G massive IoT applications, Sequans provides a comprehensive product portfolio based on its flagship Monarch LTE-M/NB-IoT and Calliope Cat 1 chip platforms, featuring industry-leading low power consumption, a large set of integrated functionalities, and global deployment capability. For 5G/4G broadband and critical IoT applications, Sequans offers a product portfolio based on its Cassiopeia 4G Cat 4/Cat 6 and planned high-end Taurus 5G chip platforms, optimized for low-cost residential, enterprise, and industrial applications. Founded in 2003, Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Finland, Taiwan, South Korea, and China.
Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com
Investor Relations: Kimberly Rogers, +1 385.831-7337, krogers@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2022	December 31, 2021	March 31, 2021

Revenue :
Product revenue	$5,925	$6,924	$8,548
Services and license revenue	7,966	6,886	3,773
Total revenue	13,891	13,810	12,321
Cost of revenue	4,436	5,922	6,143
Gross profit	9,455	7,888	6,178
Operating expenses :
Research and development	6,414	6,678	7,254
Sales and marketing	2,521	2,342	2,294
General and administrative	2,492	2,897	2,460

Total operating expenses	11,427	11,917	12,008
Operating loss	(1,972)	(4,029)	(5,830)
Financial income (expense):
Interest income (expense), net	(2,672)	(2,475)	(2,711)
Change in fair value of convertible debt derivative	6,397	(1,176)	(4,090)
Foreign exchange gain (loss)	370	135	1,358
Profit (Loss) before income taxes	2,123	(7,545)	(11,273)
Income tax expense	104	173	147
Profit (Loss)	$2,019	$(7,718)	$(11,420)
Attributable to :
Shareholders of the parent	2,019	(7,718)	(11,420)
Minority interests	—	—	—
Basic loss per ADS	$0.05	($0.21)	($0.33)
Diluted loss per ADS	$0.04	($0.21)	($0.33)
Weighted average number of ADS used for computing:
— Basic	41,142,823	37,497,367	34,664,779
— Diluted	46,013,404	37,497,367	34,664,779

Sequans reports first quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At Dec 31,
(in thousands of US$)	2022	2021
ASSETS
Non-current assets
Property, plant and equipment	$7,700	$8,010
Intangible assets	44,255	37,984
Deposits and other receivables	2,252	2,311
Other non-current financial assets	350	357
Total non-current assets	54,557	48,662
Current assets
Inventories	7,539	6,433
Trade receivables	5,551	13,622
Contract assets	973	789
Prepaid expenses	2,153	2,108
Other receivables	6,722	7,252
Research tax credit receivable	7,136	5,863
Short-term deposits	16,500	—
Cash and cash equivalents	9,803	4,835
Total current assets	56,377	40,902
Total assets	$110,934	$89,564
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 186,564,726 shares authorized, issued and outstanding at March 31, 2022 (151,419,322 shares at December 31, 2021)	$4,554	$3,687
Share premium	327,661	298,389
Other capital reserves	58,513	57,198
Accumulated deficit	(381,535)	(383,554)
Other components of equity	(181)	(26)
Total equity	9,012	(24,306)
Non-current liabilities
Government grant advances, loans and other liabilities	8,005	9,354
Convertible debt	38,103	36,373
Convertible debt embedded derivative	3,684	10,081
Lease liabilities	3,040	3,373
Trade payables	3,798	964
Provisions	2,212	2,137
Deferred tax liabilities	134	138
Contract liabilities	2,269	2,706
Total non-current liabilities	61,245	65,126
Current liabilities
Trade payables	11,396	13,916
Interest-bearing receivables financing	9,738	9,518
Lease liabilities	1,261	1,247
Government grant advances and loans	5,811	6,206
Contract liabilities	4,122	8,677
Other current liabilities and provisions	8,349	9,180
Total current liabilities	40,677	48,744
Total equity and liabilities	$110,934	$89,564

Sequans reports first quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended March 31,
(in thousands of US$)	2022	2021
Operating activities
Profit (Loss) before income taxes	$2,123	$(11,273)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	826	875
Amortization and impairment of intangible assets	1,574	1,895
Share-based payment expense	1,315	1,160
Increase in provisions	70	41
Interest expense, net	2,672	2,734
Change in the fair value of convertible debt embedded derivative	(6,397)	4,090
Foreign exchange loss (gain)	(89)	(1,115)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	8,215	10,141
Decrease (increase) in inventories	(1,106)	1,604
Increase in research tax credit receivable	(659)	380
Increase in trade payables and other liabilities	(4,286)	208
Decrease in contract liabilities	(5,456)	(2,812)
Increase (Decrease) in government grant advances	(1,200)	1,390
Income tax paid	(298)	(120)
Net cash flow provided by (used in) operating activities	(2,696)	9,198
Investing activities
Purchase of intangible assets and property, plant and equipment	(1,259)	(3,610)
Capitalized development expenditures	(4,231)	(2,279)
Purchase of financial assets	66	(2,698)
Decrease (increase) of short-term deposit	(16,500)	10,900
Interest received	—	23
Net cash flow provided by (used in) investments activities	(21,924)	2,336
Financing activities
Proceeds from issue of warrants, exercise of stock options/warrants	—	87
Public and private equity offering proceeds, net of transaction costs paid	30,139	—
Proceeds (Repayment of) from interest-bearing receivables financing	359	(2,976)
Proceeds from interest-bearing research project financing	—	(181)
Payment of lease liabilities	(246)	(448)
Repayment of government loans	(110)	(121)
Repayment of venture debt	—	(1,460)
Repayment of interest-bearing research project financing	(241)	—
Interest paid	(311)	(533)
Net cash flows from (used in) financing activities	29,590	(5,632)
Net increase (decrease) in cash and cash equivalents	4,970	5,902
Net foreign exchange difference	(2)	10
Cash and cash equivalents at January 1	4,835	7,574
Cash and cash equivalents at end of the period	9,803	13,486

Sequans reports first quarter 2022 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Three months ended
	March 31, 2022	December 31, 2021	March 31, 2021
Net IFRS loss as reported	$2,019	$(7,718)	$(11,420)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	1,315	1,861	1,160
Non-cash change in the fair value of convertible debt embedded derivative	(6,397)	1,176	4,090
Non-cash interest on convertible debt and other financing (2)	1,218	1,219	1,085
Non-IFRS loss adjusted	$(1,845)	$(3,462)	$(5,085)
IFRS basic loss per ADS as reported	$0.05	($0.21)	($0.33)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.05	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	($0.15)	$0.03	$0.12
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Non-IFRS basic loss per ADS	($0.04)	($0.09)	($0.15)
IFRS diluted loss per ADS	$0.04	($0.21)	($0.33)
Add back
Non-cash stock-based compensation expense according to IFRS 2 (1)	$0.03	$0.05	$0.03
Non-cash change in the fair value of convertible debt embedded derivative	($0.14)	$0.03	$0.12
Non-cash interest on convertible debt and other financing (2)	$0.03	$0.03	$0.03
Non-IFRS diluted loss per ADS	($0.04)	($0.09)	($0.15)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$29	$14	$15
Research and development	470	555	554
Sales and marketing	290	346	217
General and administrative	526	946	374
(2) Related to the difference between contractual and effective interest rates